Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-105850 and Forms S-4 No. 333-44576 and No. 333-36053) of ERP Operating Limited Partnership and in the related Prospectuses of our reports dated February 28, 2005, with respect to the consolidated financial statements and schedule of ERP Operating Limited Partnership, ERP Operating Limited Partnership management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of ERP Operating Limited Partnership, included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
March 14, 2005